UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940



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   1.    Name and Address of       Financial Institutions Inc.
         Reporting Person          ---------------------------------------------
                                    (Last)            (First)          (Middle)

                                   220 Liberty Street

                                   ---------------------------------------------
                                            (Street)

                                         Warsaw        New York          14569
                                   ---------------------------------------------
                                        (City)        (State)             (Zip)

*If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

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   2.    Date of Event Requiring              11/2/00
         Statement                        (Month/Day/Year)

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   3.    IRS or Social Security
         Number of Reporting Person

         (Voluntary)

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
                                      -2-

FORM 3 (continued)

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   4.    Issuer Name and Ticker or              Bath National Corporation.
         Trading Symbol                                 Bath

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   5.    Relationship of Reporting      ___ Director         ___ 10% Owner
         Person(s) to Issuer            ___ Officer (give    __X_ Other (specify
          (Check all applicable)             title below)                 below)

                                        Holder of Proxy to Vote _____% of shares

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   6.    If Amendment, Date of

         Original (Month/Day/Year)          ___/___/___

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   7.    Individual or Joint/Group     _X_ Form filed by One Reporting Person
         Filing (1)                    ____Form filed by More than One Reporting
           (Check Applicable Line)         Person

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


             Table I - Non-Derivative Securities Beneficially Owned
1.  Title of Security      2.  Amount of Securities       3.  Ownership Form:       4.  Nature of Indirect
         (Instr. 4)             Beneficially Owned              Direct (D) or                 Beneficial
                                (Instr. 4)                      Indirect (I)                  Ownership
                                                                (Instr. 5)                    (Instr. 5)
----------------------     ------------------------------    -------------------     ----------------------

Common Stock                   86,255(1)                          I                     Right to vote shares

----------------------     ------------------------------    -------------------     ----------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                     Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

-----    ------------------------------------      -------------------------------------------------------

1.  Title of Derivative    2.  Date Exercisable and      3.  Title and Amount of Securities
 Security (Instr. 4)           Expiration Date               Underlying Derivative Security
                               (Month/Day/Year)              (Instr. 4)
                           ------------------------------     ------------------------------------------
                               Date             Expiration         Title                    Amount or Number
                               Exercisable      Date                                        of Shares
                               --------------    -------------  --------------            ------------------------
Option to Purchase
Common Stock                   (2)              (2)               Common Stock              196,000

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4.  Conversion or Exercise   5.  Ownership Form of Derivative   6.  Nature of Indirect Beneficial
Price of Derivative                    Security:  Direct (D) or                 Ownership
Security                               Indirect (I)                             (Instr. 5)
                                       (Instr. 5)
------------------------------   -----------------------------  -----------------------------------

$37.00 per share                      D


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

Explanation of Responses:

(1) Financial Institutions Inc. and Peter G. Humphrey were each names as proxy and attorney-in-fact to vote the reported shares of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of Bath with and into a wholly-owned subsidiary of Financial Institutions Inc. (the "Merger"). The Bath shareholders granting the proxy are Theodore P. Capron, Robert H. Cole, Herbert Fort, Edward C. Galpin, Lisle E. Hopkins, Lawrence C. Howell, Douglas L. McCabe, Freeman H. Smith, III, Patrick Sullivan and Alan J. Wilcox Constance Manikas, Laverne H. Billings and Joseph F. Meade, Jr.

(2) Bath National Corporation ("Bath") granted to Financial Institutions Inc. an option to purchase one hundred ninety-six thousand (196,000) shares of common stock of Bath exercisable if, among other things, an acquisition of 20% or greater of the outstanding shares of Bath occurs (a "Purchase Event"). The option may terminate twelve (12) months after a Purchase Event or if the Merger does not occur due to certain breaches by either party.

                                             Date: November 10, 2000

                                             Financial Institutions Inc.
** International misstatements
or omissions of facts constitute
Federal Criminal Violations.
                                             /s/Peter G. Humphrey
                                             -----------------------------------
                                             By:      Peter G. Humphrey
                                             Title:   President and Chief
See 18 U.S.C. 1001 and 15 U.S.C. 781(A)               Executive Officer
                                                **Signature of Reporting Person